*AMENDED TO CHANGE DATE IN SIGNATURE BLOCK ONLY*



                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             Schedule 13G

               Under the Securities Exchange Act of 1934
              __________________________________________
                           (Amendment No. 9)

                        Comptek Research, Inc.
                       _________________________
                           (Name of Issuer)

                    Common Stock (Par Value $0.02)
                  ________________________________
                    (Title of Class of Securities)

                              204682 10 8
                           _______________
                            (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                (Continued on following page(s))

                        Page 1 of 1 Pages





       Signature:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  January 13, 1998



                                          /S/James D. Morgan
                                          ______________________
                                          James D. Morgan

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